UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
June 13, 2011

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	--------------------	--------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (e) Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 13, 2011, the Compensation Committee of the Board of Directors of Washington Trust Bancorp, Inc. (the "Corporation") approved a modification to the Compensatory Agreement of Galan G. Daukas, Executive Vice President of Wealth Management. The Compensatory Agreement, dated July 28, 2005 and previously filed as Exhibit 10.1 to Form 10-Q for the quarterly period ended September 30, 2005, provided that Mr. Daukas would be reimbursed for relocation expenses and related tax liability associated with the sale of his property. To date, the property has not been sold. The modification provides that Mr. Daukas will no longer be eligible for payment of the related tax liability associated with the reimbursement for a property sale occurring after December 31, 2011. Further, Mr. Daukas will not be eligible for relocation expenses if his property is not sold by September 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: June 15, 2011   By: /s/ David V. Devault
                                                   David V. Devault
                                                   Senior Executive Vice President,
                                                   Secretary and Chief Financial Officer